SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed	5

today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s upgrades PLDT to Baa2; outlook stable”.

Exhibit 1

October 30, 2012

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s upgrades PLDT to Baa2; outlook stable”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

October 30, 2012

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director – Corporation Finance Department

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s upgrades PLDT to Baa2; outlook stable”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,212 As of September 30, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. October 30, 2012

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s upgrades PLDT to Baa2; outlook stable”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

October 30, 2012

MOODY’S
INVESTORS SERVICE

Rating Action: Moody’s upgrades PLDT to Baa2; outlook stable

Global Credit Research – 29 Oct 2012

Approximately USD234 Million of Debt Securities Affected

Hong Kong, October 29, 2012 — Moody’s Investors Service has upgraded the local currency issuer rating and foreign currency bond rating of the Philippine Long Distance Telephone Company (PLDT) to Baa2 from Baa3.

The ratings outlook is stable.

RATINGS RATIONALE

The rating action follows Moody’s decision to upgrade the long-term foreign-currency rating of the Republic of Philippines to Ba1 from Ba2 and the foreign-currency country ceiling to Baa2 from Baa3. The ratings outlook is stable.

“Despite its strong fundamental credit quality, PLDT’s ratings were previously constrained at the Baa3 level by the two-notch differential with the then sovereign rating of Ba2. The upgrade of the sovereign rating to Ba1 therefore allows Moody’s to upgrade PLDT’s ratings to Baa2,” says Yoshio Takahashi, a Moody’s Assistant Vice President and Analyst.

Moody’s believes that since PLDT is predominantly a domestic entity, with substantially all of its revenues coming from, and assets based in, the Philippines, its fundamental creditworthiness closely reflects the potential risks that it shares with the sovereign.

“PLDT’s dominant market position, strong financial metrics, and excellent liquidity support its Baa2 ratings. Notwithstanding such strengths, the rating also reflects Moody’s perception of PLDT’s increased investment appetite and accelerated capex programme, together with a 100% dividend payout ratio which Moody’s expects will be maintained,” Takahashi adds.

The stable outlook is currently in line with the outlook for the Ba1 foreign currency rating for the Republic of the Philippines.

It also reflects Moody’s expectation that PLDT will execute its business plan as outlined and that no additional investment in the Manila Electric Company (Meralco, unrated) or any other non-core business is considered. In particular, Moody’s expects PLDT to deliver its network modernization objectives such that the 2013 financial year starts to show some of the benefits of its accelerated capex programme.

Given the guidelines regarding the differential between the government and corporate ratings (see Credit Policy paper entitled “How Sovereign Credit Quality May Affect Other Ratings”, published on 13 February 2012), it is unlikely that PLDT will experience any upward rating pressure, unless the sovereign rating of the Philippines is upgraded further.

An upgrade of PLDT would be considered, along with the upgrade of the sovereign rating, if it can maintain adjusted EBITDA margins over 45% and reduce adjusted debt/EBITDA to below 1.5x on a sustained basis. Moody’s would also specifically like to ensure that shareholder returns and asset investment policies will not lead to a material deterioration of the company’s financial profile.

Any downward rating action at the sovereign level would, in all likelihood, result in negative rating actions for PLDT, as Moody’s would seek to maintain the current notching gap in the absence of any further credit deterioration.

PLDT’s ratings will also be under pressure if adjusted EBITDA margins fall below 40% or adjusted debt/EBITDA exceeds 2.0x as a result of weak operating performance or event risk. Any additional material investment in non-core businesses would also be negative for the ratings.

The principal methodology used in rating PLDT was the Global Telecommunications Industry Methodology published in December 2010. Please see the Credit Policy page on www.moodys.com for a copy of this methodology.

Other Factors used in this rating are described in the Rating Implementation Guidance document: How Sovereign Credit Quality May Affect Other Ratings, published in February 2012.

PLDT is the largest telecommunications operator in the Philippines; it is an integrated provide of fixed-line broadband, cellular, information and communications technology and business process outsourcing services. At the end of June 2012, it had a market share of approximately 68% in terms of subscribers for cellular telephony, 65% for fixed-line services, and about 63% for broadband.

REGULATORY DISCLOSURES

The Global Scale Credit Ratings on this press release that are issued by one of Moody’s affiliates outside the EU are endorsed by Moody’s Investors Service LTD., One Canada Square, Canary Wharf, London E 14 5FA, UK, in accordance with Art.4 paragraph 3 of the Regulation (EC) No 1060/2009 on Credit Rating Agencies. Further information on the EU endorsement status on the Moody’s office that has issued a particular Credit Rating is available on www.moodys.com.

For ratings issued on a program, series or category/class of debt, this announcement provides relevant regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody’s rating practices. For ratings issued on a support provider, this announcement provides relevant regulatory disclosures in relation to the rating action on the support provider and in relation to each particular rating action for securities that derive their credit ratings from the support provider’s credit rating. For provisional ratings, this announcement provides relevant regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

The rating has been disclosed to the rated entity or its designated agent(s) and issued with no amendment resulting from that disclosure.

Information sources used to prepare the rating are the following: parties involved in the ratings, public information, and confidential and proprietary Moody’s Investors Service Information.

Moody’s considers the quality information available on the rated entity, obligation or credit satisfactory for the purposes of issuing a rating.

Moody’s adopts all necessary measures so that information it uses in assigning a rating is of sufficient quality and from sources Moody’s considers to be reliable including, when appropriate, independent third-party sources. However, Moody’s is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

Please see the ratings disclosure page on for general disclosure on potential conflicts of interests.

Please see the ratings disclosure page on www.moodys.com for information on (A) MCO’s major shareholders (above 5%) and for (B) further information regarding certain affiliations that may exist between directors of MCO and rated entities as well as (C) the names of entities that hold ratings from MIS that have also publicly reported to the SEC an ownership interest in MCO of more than 5%. A member of the board of directors of this rated entity may also be a member of the board of directors of a shareholder of Moody’s Corporation; however, Moody’s has not independently verified this matter.

Please see Moody’s Rating Symbols and Definitions on the Rating Process page on www.moodys.com for further information on the meaning of each rating category and the definition of default and recovery.

Please see ratings tab on the issuer/entity page on www.moodys.com for the last rating action and the rating history.

The date on which some ratings were first released goes back to a time before Moody’s ratings were fully digitized and accurate data may not be available. Consequently, Moody’s provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com for further information.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody’s legal entity that has issued the rating.

Yoshio Takahashi
Asst Vice President – Analyst
Corporate Finance Group
Moody’s Investors Service Hong Kong Ltd.
24/F One Pacific Place
88 Queensway
Hong Kong
China (Hong Kong S.A.R.)
JOURNALISTS: (852) 3758-1350
SUBSCRIBERS: (852) 3551-3077

Gary Lau
MD – Corporate Finance
Corporate Finance Group
JOURNALISTS: (852) 3758-1350
SUBSCRIBERS: (852) 3551-3077

Releasing Office:
Moody’s Investors Service Hong Kong Ltd.
24/F One Pacific Place
88 Queensway
Hong Kong
China (Hong Kong S.A.R.)
JOURNALISTS: (852) 3758-1350
SUBSCRIBERS: (852) 3551-3077

MOODY’S
INVESTORS SERVICE

CREDIT RATINGS ISSUED BY MOODY’S INVESTORS SERVICE, INS. (“MIS”) AND ITS AFFILIATES ARE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE-CREDIT RISK ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND CREDIT RATINGS AND RESEARCH PUBLICATIONS PUBLISHED BY MOODY’S (“MOODY’S PUBLICATIONS”) MAY INCLUDE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITITES, CREDIT COMMITMENTS, OR DEBT OF DEBT-LIKE SECURITIES. MOODY’S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY’S OPINIONS INCLUDED IN MOODY’S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. CREDIT RATINGS AND MOODY’S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVISE, AND CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY’S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY’S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY’S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 30, 2012